SENT VIA E-MAIL

October 31, 2013

Ms. Marla L. Ransom

Assistant Director

Ms. Elizabeth Walsh

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: SEC Comment Letter of October 8, 2013

Dear Ms. Ransom,

We are in receipt of your above captioned “Comment Letter” regarding several of our SEC Reports filed on Form 10-K, Form 10-Q and Form 8-K. This is provide you with a status regarding the comments and questions in your Letter. The Letter requested clarification regarding certain issues related to those filings.

This is to advise you, that the Letter has been reviewed by our Officers, Auditors and Legal counsel, and when they have completed their review and perusal, we will send you a complete response, as soon as possible.

Moreover, I believe most, (if not all), of the corrections and modifications indicated in your “Letter” have already been made in our Form 10-K Annual Report for the fiscal year ending June 30, 2013, which was filed on October 15, 2013. The Form 10-K Annual Report for the fiscal year ending June 30, 2013, covered the transition period from January 1, 2013 through June 30, 2013.

Additional modifications and changes will be made with the filing of our Form 10-Q Report for the period ending September 30, 2013, and with our subsequent filings.

We will contact you when the review is complete, and send you the response, and update you regarding any changes in this regard. If you have any questions regarding this matter, please feel free to call me.

Very truly yours,

By: /s/ Vince M. Guest

Vince M. Guest

President and CEO

Letter – UBE SEC Comment Letter 10-8-13 Reply

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